Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON APRIL 19, 2010

PLACE AND TIME:	Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaúsa, in the city na state of São Paulo at 2:00 p.m.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

The Board of Directors, in accordance with the authority vested in it under the Bylaws, resolves to amend the proposal made to the stockholders on April 8, 2010, regarding the amendment of the Stock Option Plan (“Plan”), in order to include the provision that the Committee responsible for defining operational rules and procedures related to the Plan may determine, in certain cases, that the extinction of the vesting period will not be applicable. Therefore, in addition to the changes of the Plan proposed on April 8, 2010, this Board of Directors proposes the modification of its items 7.3 and 8.3, as well as some necessary formal adjustments, including numbering. Thus, the final version of the Plan to be approved is attached to this minutes (“Attachment I”).

CONCLUSION: With no further items on the agenda and no members wishing to raise any further matters, the meeting was declared closed and these minutes were read, approved and signed by all those present. São Paulo (SP), April 19, 2010. (signed) Pedro Moreira Salles – Chairman; ...

ALFREDO EGYDIO SETUBAL Investor Relations Officer

ATTACHMENT I

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

STOCK OPTION PLAN

1. PLAN’S OBJECTIVE AND GUIDELINES

Itaú Unibanco Holding S.A. (“ITAÚ UNIBANCO”) institutes a Stock Option Plan (PLAN) for the purpose of integrating officers and members of the Board of Directors of ITAÚ UNIBANCO and its controlled companies (“MEMBERS OF MANAGEMENT” or “MEMBER OF MANAGEMENT”, as the case may be); and highly qualified employees or with high potential or ability to perform (“EMPLOYEES” or “EMPLOYEE”, as the case may be) into ITAÚ UNIBANCO’s medium and long-term development, offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares comprising the capital of the Company.

1.1.           The stock options will provide their respective holders with the right to subscribe preferred shares of ITAÚ UNIBANCO’s authorized capital stock in accordance with the PLAN’s conditions.
1.2.           At ITAÚ UNIBANCO’s discretion, the exercising of the options may correspond to a sale of treasury stock for resale to the market, pursuant to the terms and conditions of the PLAN.
1.3.           Each stock option shall give the right to subscribe one share.
1.4.           The rules and operating procedures with respect to the PLAN shall be governed by a committee to be appointed by the Board of Directors of ITAÚ UNIBANCO for the purposes of this PLAN (“COMMITTEE”).

2. BENEFICIARIES OF STOCK OPTIONS

It shall be incumbent on the COMMITTEE to periodically designate the MEMBERS OF MANAGEMENT and/or EMPLOYEES of ITAÚ UNIBANCO to whom stock options shall be granted in the quantities specified.

2.1.           Stock options may also be granted to highly qualified individuals on being hired by ITAÚ UNIBANCO or its controlled companies.
2.2.           The stock options shall be personal, inalienable and not transferable, except by succession causa mortis.
2.3.           It shall be incumbent on the COMMITTEE’s president to apprise the Board of Directors of the decision to grant stock options. The Board of Directors may modify such decision at the first subsequent meeting of this body. This not being the case, the options granted by the COMMITTEE can be deemed to have been confirmed.

3. CONDITIONS AND ANNUAL LIMIT FOR THE GRANTING OF STOCK OPTIONS

3.1. Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.
3.2. The total number of options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of ITAÚ UNIBANCO that the majority and minority stockholders hold on the base date of the respective year-end.

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3.2.1.           In case of in a certain year the number of stock options granted be inferior to the limit of 0.5% of the total shares, the difference may be added to the stock options in any of the 7 (seven) subsequent fiscal years.
3.2.2.           Pursuant to item 2.1, the stock options not granted for a determined fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms of 3.2.1.

4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS

4.1.           The COMMITTEE shall decide the total number of options to be granted in relation to each fiscal year, at its discretion, segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and the vesting period (item 8).
4.2.           The COMMITTEE, at its discretion, may establish complementary rules to the rules of the PLAN.

5. PRO-RATA DISTRIBUTION AMONG THE BENEFICIARIES

5.1.           The COMMITTEE shall select the MEMBERS OF MANAGEMENT AND EMPLOYEES to whom the stock options shall be granted and establish the number of stock options of each series to be received by each of them, taking into account, at its exclusive criteria, their performance for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

6. STRIKE PRICE

6.1. The strike price, to be paid to ITAÚ UNIBANCO, shall be established by the COMMITTEE simultaneously with the granting of the stock option and may be determined on the basis of one of the following parameters:
(a)           Simple Options: to establish the strike price of the options in general, the COMMITTEE shall consider the average prices for ITAÚ UNIBANCO’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange is open for business, for the period of at least one and, at the most, three months prior to the issue of the stock options at the COMMITTEE’s discretion. An adjustment of up to 20% more or less than the average price is permitted. Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which COMMITTEE shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange.
(b)           Bonus options: the strike price of these options shall be the confirmation of the performance of positive covenants, conditional on the obligation of the MEMBER OF MANAGEMENT or the EMPLOYEE investing  a portion or the total net amount of his/her bonus in shares of ITAÚ UNIBANCO or an instrument linked to these shares, which his/her has received with respect to the preceding year, maintaining title to these shares unaltered and without any type of encumbrance from the date of the stock option grant until its exercising. The COMMITTEE may determine additional requirements in order to establish the strike price of the bonus options.

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6.2           The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange.

7. STOCK OPTIONS EXPIRY DATE

The COMMITTEE shall set an expiry date for the stock option granted, these being automatically extinguished at the end of the period.

7.1.           The term of each stock option series shall begin on the date that this series has been issued and the respective expiry date shall fall at the end of the period which may vary between the minimum of 5 years and the maximum of 10 years, as from the date of the grant of the issue.
7.2.           The term of the stock options shall be extinguished ipso jure if the respective holder  resign or is dismissed from ITAÚ UNIBANCO and/or its controlled companies and no longer have executive functions in any corporation. The MEMBERS OF MANAGEMENT’ stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an employee, the stock options term shall be extinguished on the date that the relative labor contract is rescinded. The COMMITTEE may, at its exclusive discretion, establish other circumstances under which options may be extinguished, including events with respect to future performance of the MEMBER OF MANAGEMENT and/or EMPLOYEE.
7.3.           The provision for extinguishment pursuant to 7.2 shall not occur if the MEMBER OF MANAGEMENT is not re-elected or, in the case of an employee, if he is over 55 years old. In this case, if the vesting period is extinguished (item 8.3), the options held by the beneficiary may be exercised up to the final expiry date (item 7.1), or within 3 (three) years as from the date of leaving, which ever expires first. If the vesting period is not extinguished (item 8.3), the expiry date will remain unchanged.
7.3.1.         The MEMBER OF MANAGEMENT not re-elected to the board of officer, but elected or reelected to the Board of Directors of ITAÚ UNIBANCO and/or controlled companies, shall be subject to the following provisions: (i) for stock options already granted and still  not exercised, the rules under item 7.3 shall apply; (ii) for new options which may be granted while a director, all the provisions of this PLAN shall apply, in particular the rules of extinguishment (items 7.2 and 7.3).
7.4.           In case of the bonus options, the Committee may, in exceptional situations and observed the criteria established in the internal regulations, determine the non extinction of the bonus options in the event set forth in item 7.2. The COMMITTEE may only use this faculty if the beneficiaries of the options and the company reach an understanding, by agreement, regarding the conditions of the his leave with, at least, six (6) months in advance.
7.5.           Should the holder of the stock options die before leaving the organization, the respective successors may exercise them up to the final expiry date (item 7.1), or within a period of up to 3 (three) years as from the date of decease, whichever event occurs first.
7.5.1.        Should the beneficiary’s decease occur after leaving, pursuant to item  7.3, his/her successors may exercise the options during the term that remained to the holder, as described in the same item.

8. EXERCISING OF THE STOCK OPTIONS

8.1.           Without limitations to the expiry period (item 7), the options may only be exercised once the vesting period has terminated and outside the blackout periods stipulated by the COMMITTEE.

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8.2.           The COMMITTEE shall establish the vesting period for each stock options series on the date of issue, provided that such period may vary from 1 and 7 years, as from the date of issue.
8.3.           Unless otherwise determined by the COMMITTEE, the vesting period shall be extinguished upon the termination of the relationship between the stock option holder and the Company, pursuant to the conditions in item 7.3.
8.4.           The vesting period will also be extinguished upon the death of stock option holder.
8.5.           The COMMITTEE may determine the blackout period in justifiable circumstances such as major market instability or legal and regulatory restrictions.
8.6.           The holder of more than one series of stock options may exercise all or portion of it, in their entirety or partially.

9. QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS

In order to preserve the purpose of the PLAN (item 1), the quantities of stock options granted and still not exercised, or their strike price, may be restated upwards or downwards when the level of ITAÚ UNIBANCO’s share price on the Stock Exchanges changes significantly due to decision taken by ITAÚ UNIBANCO’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, on exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.
9.1.           The COMMITTEE shall deliberate on the restatements and shall implement them once ratified by the Board of Directors.

10. AVAILABILITY OF SHARES

10.1.           The availability of the shares which the MEMBER OF MANAGEMENT or EMPLOYEE shall subscribe through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the COMMITTEE.
10.2.           The restriction in relation to the availability of the shares obtained through the exercising of the option shall be recorded in the form and for the purposes pursuant to Article 40 of Law 6,404 of December 15 1976.
10.3.           The non-negotiability of the shares pursuant to item 10.2 shall also not be applicable in relation to subscribed shares arising from the exercising of the share option, at any time, by a stock option holder who has left the organization under the conditions pursuant to item 7.3 or by the successors of a deceased holder (item 7.5).
10.4.           The shares registered as non-negotiable pursuant to item 10.2 shall be free for negotiation if and when the respective holder leaves the organization under the conditions pursuant to item 7.3 occurs or due to his/her decease.

11. OMISSIONS

It shall be incumbent on the COMMITTEE to decide cases not covered by PLAN, ad referendum of the Board of Directors.

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